UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2010
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ]

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date April 14, 2010	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno
VP Investor Relations/ Corporate Secretary

PRESS RELEASE
TEL.50/PR000/COP-A0070000/2010
Reporting Revenue on Gross Basis
“Telkom Adopts BAS 7 and EITF 99-19, Reporting Revenue on Gross Basis, and has been Reflected in Its 2009 Income Statement”
Telkom has been adopting BAS 7 (Buletin Akuntansi Staf Bapepam No. 7) / EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” as stipulated by Bapepam staff and FASB. The adoption mainly applies to certain transactions related to the sale of customer premise equipment, product bundling, and third party partnership on certain products. As a matter of practice, management performs the adjustment to comply with those standards at year end closing. Up to 2008, the value impact of those regulations was insignificant and management decided that there were no adjustments required.
As a result of the year end closing adjustment, the 2009 quarterly income statement data, which has been published in the Q1/09 to Q3/09 Info Memo and presented in net revenue basis, should not be compared directly to the Q4/09 figure which was presented using gross revenue basis.
To assist the investors, we present the income statements figure (Q1-Q4/2009) using gross revenue basis as follow:

Report : Gross							YoY		Q3 to Q4 2009
in Rp. Bn	FY 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	FY 2009	Change	Growth	Change	Growth
Operating Revenue	60,690	14,791	16,020	16,630	17,156	64,597	3,907	6.4%	526	3.2%
Operating Expense	38,382	9,502	9,731	10,253	12,508	41,993	3,611	9.4%	2,255	22.0%
Personnel	9,117	1,905	1,866	1,971	2,791	8,533	(583)	-6.4%	820	41.6%
O&M	12,218	3,377	3,210	3,623	4,373	14,582	2,364	19.3%	750	20.7%
G&A	3,629	841	1,033	962	1,216	4,053	424	11.7%	254	26.3%
Marketing	2,350	415	537	543	765	2,259	(90)	-3.8%	222	40.9%
Depreciation	11,070	2,965	3,084	3,154	3,363	12,566	1,496	13.5%	210	6.6%
Operating Income	22,307	5,288	6,289	6,377	4,649	22,603	295	1.3%	(1,728)	-27.1%
EBITDA	34,621	8,570	9,684	9,883	8,423	36,560	1,939	5.6%	(1,460)	-14.8%
Net Income	10,619	2,458	3,586	3,257	2,032	11,332	713	6.7%	(1,225)	-37.6%
Note:
2008 figures were not adjusted due to insignificant gross-net discrepancy, inline with the 2009 audited financial report.
As shown in the above table, the gross revenue reporting only impact to the increase of both Operating Revenue and O&M Expenses. The Operating Income, EBITDA, and Net Income were not impacted.
Starting Q1/2010, Telkom will present the quarterly report on gross basis.
O&M Expenses Increase in Q4/2009
The O&M expenses increase by Rp750 billion or 20.7% from Rp3,623 billion in Q3/2009 to Rp4,373 billion in Q4/2009. The increase was mainly due to:
1.	Non recurring expenses (one off expenses) incurred in Q4/2009 amounted to Rp326 billion (Additional Flexi frequency spectrum fee Rp285 billion, and post earthquake power supply expenses Rp41 billion);

2.	Recurring expenses amounted to Rp424 billion (e.g., spectrum fee, electricity, base station operation & maintenance, building services).

AGUS MURDIYATNO
Vice President Investor Relations/Corporate Secretary
For further information, please contact:
Investor Relations / Corporate Secretary
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:               62-21-5215109
Fax:               62-21-5220500
Email:investor@telkom.co.id
Website: www.telkom.co.id
PT Telekomunikasi Indonesia, Tbk
PT Telekomunikasi Indonesia, Tbk (”TELKOM”) is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary, Telkomsel, is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provided a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesia Stock Exchange (IDX: TLKM), and its American Depository shares are listed in the New York Stock Exchange (NYSE: TLK) and London Stock Exchage (LSE:TKIA).